HIVE BLOCKCHAIN TECHNOLOGIES LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2021

September 23, 2021

2

GLOSSARY

$ or USD$	United States Dollar
2021 Debentures	Means the unsecured convertible debentures issued pursuant to the Company's non-brokered private placement with U.S. Global, for aggregate gross proceeds of $15,000,000.
AIF	This annual information form of the Company dated September [●], 2021.
Affiliate

A company is an "Affiliate" of another company if

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A company is "controlled" by a Person if

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by

(a) a company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.

ASIC

Means application-specific integrated circuit, a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining, ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Associate

When used to indicate a relationship with a Person, means

(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding voting securities of the issuer,

(b) any partner of the Person,

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which h the Person serves as trustee or in a similar capacity, and

(d) in the case of a Person who is an individual, (i) that Person's spouse or child, or (ii) any relative of that Person or of his spouse who has the same residence as that Person; but where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D.1.00 of the Exchange with respect to that Member firm, Member corporation or holding company.

ATM Equity Program	Means the Company's at-the-market equity program pursuant to the Equity Distribution Agreement, whereby the Company may, from time to time, sell up to $100 million of Common Shares.
ATM Shares	Means the Common Shares that have been issued pursuant to the ATM Equity Program.
atNorth	Means atNorth ehf. (formerly "Advania Data Centers ehf.")
BCBCA	The Business Corporations Act (British Columbia), including the regulations made thereunder, in each case as now in effect and as may be amended or replaced from time to time.

BCSC	British Columbia Securities Commission.
Bikupa	Means Bikupa Datacentre AB.
Bikupa 2	Means Bikupa Datacentre 2 AB.
Bitcoin or BTC

Bitcoin refers to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Bitmain	Bitmain Technologies Ltd., a leading supplier of ASIC hardware (under the brand name Antminer) which designs and manufacturers high performance computing chips and software.
Blockbase	Blockbase Consulting GmbH.
Blockchain

An immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains.

Board or Board of Directors	The board of directors of the Company.
Boden Tech	Means Boden Technologies AB.
Business Transfer Agreement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Bikupa Datacentre AB.
°C	Degrees centigrade.
CAD$	Canadian Dollar.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Change of Business	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Preceding Business".
Cloud Mining Rights	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2019 - Replacement of HIVE Sweden ASIC Facility with Cloud Mining Rights".
Common Shares or HIVE Shares	The common shares in the capital of the Company.
Company or HIVE	HIVE Blockchain Technologies Ltd.
Computershare	Computershare Investor Services Inc.
Contracted Reserve	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
COVID-19	Has the meaning given to it under the heading "RISK FACTORS - Pandemics and COVID-19".
CPU	Central processing unit is the component of a computer that provides computing power for execution of operations performed by software installed on that computer.
Cryptologic	Cryptologic Corp.

Cryptologic SPA	Means the share purchase agreement between the Company and Cryptologic dated as of March 27, 2020 pursuant to which the Company acquired the Lachute Facility.
Dapps	Means distributed applications.
DeFi Technologies	Means DeFi Technologies Inc.
DeFi Share Swap	Has the meaning given to under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - DeFi Technologies Share Swap".
DDoS	Means distributed denial-of-service, a type of cyber-attack characterized by multiple perpetrators against a single host, with the intention of disrupting or disabling the services of the host.
Equity Distribution Agreement	Means the equity distribution agreement between the Company and Canaccord Genuity Corp.
Escrowed Shares	Has the meaning given to it under the heading "ESCROWED SECURITIES".
Ether or ETH or Ethereum	Ether or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications.
Ethereum Network	The network of computers running the software protocol underlying Ethereum and which network maintains the database of Ether ownership and facilitates the transfer of Ether among parties.
Ethereum Virtual Machine	Is a virtual state machine that functions as a runtime environment for smart contracts in Ethereum.
Exchange or TSXV	TSX Venture Exchange.
Financial Statements	Audited consolidated financial statements for the fiscal year ended March 31, 2021.
Fiscal 2018	The fiscal year ended March 31, 2018.
Fiscal 2019	The fiscal year ended March 31, 2019.
Fiscal 2020	The fiscal year ended March 31, 2020.
Fiscal 2021	The fiscal year ended March 31, 2021.
Fiscal 2021 MD&A	Means the management discussion and analysis of the Company for Fiscal 2021.
FSE	Frankfurt Stock Exchange.
Genesis	Genesis Mining Ltd.
Genesis Bulletin	The final TSXV bulletin issued for approval of the Genesis Transaction.
Genesis Dispute	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".
Genesis IRA	The investor rights agreement between the Company and Genesis dated September 13, 2017. See "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Genesis Transaction Agreement".
Genesis MDCEPA	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Genesis Transaction Agreement".
Genesis MSA	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Genesis Transaction Agreement".
Genesis Settlement Agreement	Has the meaning given to it under the heading "MATERIAL CONTRACTS".

Genesis Transaction	Refers to the acquisition of digital computing equipment and entrance into a strategic relationship with Genesis as outlined under the Genesis Transaction Agreement.
Genesis Transaction Agreement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Genesis Transaction Agreement".
GH/s	Gigahashes per second.
GPU	Means graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms.
GPU Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Acquisition of GPU Atlantic Inc.".
GPU Atlantic	Means GPU Atlantic Inc.
GPU One	Means GPU.One Holding Inc.
GPU SPA	Means the share purchase agreement entered into between the Company and GPU One dated February 24, 2021. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - At-The-Market Equity Program".
Hash

Means the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency's computer code which miners execute, and "Gigahash" and "Petahash" mean, respectively, 1x109 Hashes and 1x1015 Hashes.

Hashrate:	Hashrate is a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network.
HIVE or the Company	Means HIVE Blockchain Technologies Ltd.
HIVE Atlantic	Means Hive Atlantic Datacentres Ltd.
Hive Atlantic Agreements	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
HIVE Facilities	Means the HIVE Iceland Facility, the HIVE Lachute Facility New Brunswick Facility, the HIVE Sweden Facility and other facilities the Company may have operations in from time to time.
HIVE Iceland Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Hive Iceland Facility and Equity Financings".
HIVE Lachute Facility	Has the meaning give to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Lachute Facility Acquisition".
HIVE New Brunswick Facility	Has the meaning given to it under heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021- Acquisition of GPU Atlantic Inc."
HIVE Sweden ASIC Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
HIVE Sweden Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
Insider	Insider If used in relation to an issuer, means: (a) a director or senior officer of the issuer; (b) a director or senior officer of the corporation that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

IFRS	International Financial Reporting Standards.
Kolos	Means Kolos Norway AS.
Lachute Acquisition	Has the meaning given to it under heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Lachute Facility Acquisition".
Liv Eiendom	Means Liv Eiendom AS.
Independent Special Committee	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS -Fiscal 2020 - Genesis Dispute and Settlement".
MD&A	Management's discussion & analysis of the audited consolidated financial statements for the fiscal year ended March 31, 2021.
MicroBT	MicroBT, a leading supplier of ASIC hardware (under the brand name Whatsminer), which specializes in blockchain and artificial intelligence.
Mining

Mining refers to the provision of computing capacity to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable).

MW	Megawatts.
NASDAQ	Means the Nasdaq's Capital Markets Exchange.
Network Difficulty	Means a measure of how difficult it is to find a Hash below a given target.
NEX	Means the NEX board of the TSXV.
NI 51-102	National Instrument 51-102 - Continuous Disclosure Obligations.
NI 52-110	National Instrument 52-110 - Audit Committees.
NOK	Means the Norwegian Krone.
Nord Pool	Means Nord Pool AS, who runs the leading power market in Europe, and offers day-ahead and intraday markets to is customers.
Norway Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2019 - Norway Acquisition".
Option Share	Common Share issuable upon exercise of a Stock Option in accordance with the Stock Option Plan.
OTCQX	OTCQX® Best Market of the OTC Markets Group.
Person

Includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

PH/s	Petahash per second.
Phase 1 Iceland Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Hive Iceland Facility and Equity Financings".

Promoter	The meaning ascribed to it in the Securities Act (British Columbia).
Proof of Work

Under proof of work, consensus miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake

Under proof of stake, consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

PSU	Means a computer power supply unit.
RSU	Restricted share unit granted under the Company's RSU Plan.
RSU Plan

The Company's RSU plan, approved for adoption by the by the Board of Directors on October 17, 2018 and re-approved by Shareholders at the Company's most recent Annual General Meeting on December 22, 2020, which reserves HIVE Shares for issuance under the RSU Plan at any time up to a maximum of 10,000,000, subject to adjustment by the Board in the event of a change in the capital of the Company, and in combination with all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.

SHA -256

SHA-256 is a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin cash.

SHA-256 ASIC Expansion	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2019 - Replacement of HIVE Sweden ASIC Facility and Cloud Mining Rights".
Shareholders	The holders of HIVE Shares.
Stock Option	Option to purchase HIVE Shares granted under the Company's Stock Option Plan.
Stock Option Plan

The Company's rolling Stock Option plan, dated July 10, 2017, which reserves options exercisable into HIVE Shares equal to a maximum of 10% of the issued and outstanding HIVE Shares from time to time for issue pursuant to the Stock Option Plan, subject to the combination of all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.

Surplus Energy	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
Sweden Phase 1	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
Sweden Phase 2	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
Sweden Phase 3	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
Sweden ASIC	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 -HIVE Expansion into Sweden and Equity Financings".
Genesis Transaction Agreement

The transaction agreement entered into between the Company (formerly known as Leeta Gold Corp.) and Genesis dated September 13, 2017 related to the acquisition of digital computing equipment and a strategic relationship.

UDP	Ultimate designated person.

United States:	The United States of America, its territories and possessions, any State of the United States and the District of Columbia.
U.S. Global	Means U.S. Global Investors Inc.

INTRODUCTORY NOTES

Date of Information

In this annual information form ("AIF"), HIVE Blockchain Technologies Ltd., together with its current subsidiaries, as the context requires, is referred to as the "Company" and "HIVE". As the Company was a venture issuer as at March 31, 2021, being the end of Fiscal 2021, the Company is not required to file an annual information form but is doing so voluntarily with the intention of enhancing its corporate disclosure and improving its access to capital markets. Accordingly, all information contained in this AIF is at September 23, 2021, unless otherwise stated.

Reference is made in this AIF to the Financial Statements and MD&A for HIVE for the year ended March 31, 2021, together with the auditor's report thereon. The Financial Statements and MD&A are available for review, under HIVE's profile on the SEDAR website located at www.sedar.com.

All financial information in this AIF for Fiscal 2021 has been prepared in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Information and Statements

This AIF contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking information and statements include, but are not limited to, statements with respect to the Company's ability to meet its working capital needs at the current level for the next twelve-month period; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions. For a complete list of the factors that could affect the Company, please make reference to those risk factors further detailed below under the heading "Risk Factors". Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of the Company to differ materially from any projections of results, performances and achievements of the Company expressed or implied by such forward-looking information or statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable law.

Currency and Exchange Rates

Unless otherwise specified, all references to $ or USD$ are to United States dollars and all references to CAD$ are to Canadian dollars.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated in the Province of British Columbia on June 24, 1987 under the Business Corporations Act (British Columbia) under the name "Carmelita Petroleum Limited". The Company changed its name first on September 26, 1996 to "Carmelita Resources Limited", then on July 4, 2000 to "Pierre Enterprises Ltd.", then on February 1, 2011 to "Leeta Gold Corp.", and finally on September 15, 2017 to "HIVE Blockchain Technologies Ltd.".

The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

The Company's common shares ("Common Shares" or "Hive Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "HIVE" as well as on the NASDAQ under "HIVE" and on the Open Market of the Berlin and Frankfurt Stock Exchange under the symbols "HBF.BE" and "HBF.F", respectively.

Intercorporate Relationships

The Company has seven wholly owned subsidiaries: HIVE Blockchain Switzerland AG (incorporated under the laws of Switzerland), Bikupa Datacenter AB (incorporated under the laws of Sweden), Bikupa Datacenter 2 AB (incorporated under the laws of Sweden), HIVE Digital Data Ltd. (incorporated under the laws of Bermuda), Liv Eiendom AS (incorporated under the laws of Norway), 9376-9974 Québec Inc. (incorporated under the laws of the Province of Québec) and HIVE Atlantic Datacentres Ltd. (incorporated under the laws of the province of New Brunswick). Hive Blockchain Switzerland AG has one wholly owned subsidiary, Hive Blockchain Iceland ehf. (incorporated under the laws of Iceland).

GENERAL DEVELOPMENT OF THE BUSINESS

Preceding Business

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company") was incorporated in the Province of British Columbia on June 24, 1987. The Company changed its name from "Carmelita Petroleum Limited" to "Carmelita Resources Limited" on September 26, 1996, to "Pierre Enterprises Ltd." on July 4, 2000, and to "Leeta Gold Corp." on February 1, 2011. The Company's principal business preceding its change of business (as defined under the policies of the TSXV) (the "Change of Business"), as described below, was the exploration and development of mineral properties, and the Company's shares were listed on the NEX exchange under the symbol "LTA.H".

Change of Business and Trading of HIVE Shares

On June 5, 2017, the Company's Common Shares were halted from trading on the NEX in anticipation of an announcement, made June 14, 2017, of an intended Change of Business pursuant to which the Company would acquire GPU-based blockchain data centres in Reykjanes, Iceland and related data centre equipment from Genesis Mining Ltd. ("Genesis") in order for the Company to commence cryptocurrency mining operations in the cloud. Further to the Change of Business, the Company entered into a strategic partnership with Genesis pursuant to which Genesis would provide services related to facility, hosting, maintaining and related ongoing services at the facility under the Genesis MSA. See "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2019 - Genesis Transaction Agreement".

Genesis Transaction Agreement

HIVE and Genesis also agreed that, following closing of future financings, HIVE would acquire up to four additional data centres in Iceland and/or Sweden from Genesis for the mining of certain cryptocurrencies on the cloud. On September 15, 2017, the Company completed the Change of Business, and changed its name from Leeta Gold Corp. to HIVE Blockchain Technologies Ltd. Trading in the Company's Common Shares re-commenced on the TSXV under the ticker symbol "HIVE" effective September 18, 2017 and subsequently also on the OTCQX, Berlin and Frankfurt OTC under the ticker symbols "HVBTF", "HVB.B" and "HVB.F" respectively.

Management and Board Changes

In connection with the Change of Business, Mr. Harry Pokrandt was appointed President and CEO as of June 20, 2017, replacing John Brydle. Subsequently, Ms. Jessica Van Den Akker, was appointed to serve as CFO as of August 23, 2017. At that time, Ms. Van Den Akker was an employee of Fiore Management & Advisory Corp., which had signed a strategic advisory services agreement with HIVE commencing June 1, 2017.

On August 23, 2017, Messrs. Frank Holmes, Olivier Roussy Newton, Tobias Ebel, Bjoern Arzt, and Harry Pokrandt were appointed as the board of directors of HIVE, with Mr. Holmes serving as Chairman. Messrs. Brydle and Ridd and Ms. Knight resigned as directors as of that date. On March 25, 2018, Mr. Marcus New was appointed a director.

CAD$16,500,000 Equity Financing of Subscription Receipts

In connection with the above, and the Change of Business and in order to fund the Genesis Transaction Agreement and the Phase 1 Iceland Acquisition described below, the Company completed a non-brokered private placement financing in two tranches closing on August 9, 2017 and on September 7, 2017, composed of the sale of 55,000,000 subscription receipts at a price of CAD$0.30 per subscription receipt for aggregate gross proceeds of CAD$16,500,000. Each subscription receipt was automatically exchanged for one Common Share of the Company, and the proceeds of the equity financing were released to the Company upon satisfaction of the escrow release conditions which was completion of the Change of Business.

Select Events Prior to Fiscal 2019

Genesis Transaction Agreement

On September 13, 2017, the Company and Genesis entered into the Genesis Transaction Agreement, which governed the Company and Genesis's partnership in the build-out, operation and management of data centre mining facilities.

Under the terms of the Genesis Transaction Agreement, the Company and Genesis executed and delivered: (i) a master data centre equipment purchase agreement (the "Genesis MDCEPA") governing the sourcing and purchase of data centre equipment; (ii) a master services agreement (the "Genesis MSA") governing the design, installation, configuration, management, operation and maintenance of the Company's data centre equipment, as well as facility, hosting, support and related services by Genesis; (iii) an investor rights agreement (the "Genesis IRA"), pursuant to which, Genesis is entitled to participate in future equity financings to allow Genesis to maintain its percentage ownership in the Company, as well as certain other rights. Under the Genesis Transaction Agreement, Genesis also granted the Company an exclusive, worldwide, irrevocable, perpetual, fully paid-up, royalty-free right and license to use the "HIVE" trademark in connection with the Company's and its affiliates' business as anticipated by the Genesis Transaction Agreement. The foregoing represents a summary of the Genesis Transaction Agreement only, and is qualified in entirety by the full text of the Genesis Transaction Agreement, a copy of which is available at www.sedar.com under the Company's profile.

Hive Iceland Facility

Pursuant to the Genesis Transaction Agreement, on September 15, 2017 the Company acquired a GPU-based blockchain/digital currency mining data centre in Reykjanes, Iceland (the "HIVE Iceland Facility") from Genesis pursuant to a purchase order made under the Genesis MDCEPA (the "Phase 1 Iceland Acquisition").

HIVE Expansion into Sweden

On October 23, 2017 the Company entered into a binding letter agreement with Genesis pursuant to which the Company agreed to finance the build-out of a GPU cryptocurrency mining data centre ("Sweden Phase 1") at a facility in Sweden (the "HIVE Sweden Facility"). The Company entered into additional binding letter agreements on October 25, 2017 ("Sweden Phase 2") and December 13, 2017 ("Sweden Phase 3"), pursuant to which the Company agreed to expand the HIVE Sweden Facility with the acquisition of additional GPU cryptocurrency mining equipment

The expansion of HIVE Sweden Facility (for Sweden Phase 1, Sweden Phase 2 and Sweden Phase 3) of 20.4 MW of power, composed of approximately 14,000 GPU-based mining rigs, was delivered in three phases of 6.8 MW each at a cost of $22.0 million for each such phase, for an aggregate of $66.0 million. The $66.0 million aggregate purchase price was advanced in the fourth quarter of Fiscal 2018. Sweden Phase 1 and Sweden Phase 2 were delivered on January 15, 2018 and March 28, 2018 respectively. Sweden Phase 3 was delivered on April 30, 2018. See "Fiscal 2019 - Completion of Sweden Phase 3".

Fiscal 2019

Completion of Sweden Phase 3

Sweden Phase 3 was delivered on April 30, 2018.

Norway Acquisition

In May 2018 the Company acquired Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos") (the "Norway Acquisition"). The primary asset of the acquisition was a 64-hectare property in Ballangen, Norway. The property was expected to provide access to low-cost power in a cold climate, sourced from renewable energy sources for future growth opportunities.

The total consideration was satisfied through cash payments of 55,576,560 Norwegian Krone ("NOK") (USD$6,902,498) to the former shareholders of Kolos, the issuance of 4,750,000 Common Shares valued at $5,415,000 and 1,250,000 Common Shares purchase warrants exercisable at CAD$1.24 for a period of five years. Of these warrants, 850,000 were exercisable subject to the Company's completion of certain milestones, being construction permitting and the commencement of revenue generating activities on the property; the holder of the warrants has no service commitment in relation to the completion of these milestones. As part of the Norway Acquisition, the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The Company has since sold Kolos to the local community under a share purchase agreement. See "GENERAL DEVELOPMENT OF THE BUSINESS - Subsequent to Fiscal 2021 - Sale of Kolos."

Replacement of HIVE Sweden ASIC Facility with Cloud Mining Rights

In August 2018, the Company announced an amendment to the agreement entered into with Genesis on December 13, 2017 (the "2017 Genesis Sweden Agreement"), pursuant to which the Company agreed to acquire ASICs, PSUs, CPUs and boards required for digital currency mining at an estimated rate of 200 Petahashes per second ("PH/s"), and consumption of approximately 20 MW of electricity ("SHA-256 ASIC Expansion") at a facility to be constructed on a parcel of land in Sweden owned by Genesis (the "HIVE Sweden ASIC Facility"). Pursuant to this amendment the equipment planned for this facility would be replaced with 200 PH/s of SHA-256 Bitcoin mining capacity, initially pursuant to a cloud hosting arrangement ("Cloud Mining Rights"), until delivery of the mining rigs occurred within the subsequent twelve (12) months. The amendment resulted in lower operational costs than was previously expected of taking delivery of the miners in Sweden and gave the Company flexibility to install the future delivery of the mining rigs in a region of its choice, which was anticipated to be in North America. It also ensured the Company would continue to get the equivalent economic benefit of 200 PH/s as compared to taking physical delivery on September 30, 2018. The SHA-256 ASIC Expansion of 200 PH/s subsequently launched on September 30, 2018 and provided the Company with the capability to mine Bitcoin and related digital currencies. In November 2018, the Company amended the terms of the Cloud Mining Rights agreement to reduce operating costs by approximately 30% retroactive to October 1, 2018, and provided the option to extend the contract term to two years from one year.

On December 1, 2018 the Company launched the operation of an additional 100 PH/s of cloud-based ASIC mining, bringing the Company's Bitcoin mining to 300 PH/s of ASIC capacity, pursuant to a services agreement with Genesis in consideration for 8,317,490 Common Shares with a value of CAD$2.4 million and digital assets with a value of $2,525,763.

Norway removes tax relief for cryptocurrency miners

Since the Norway Acquisition, the development plan for the property, designed to result in one of the largest data centre hubs in the Nordics, has proved to be challenging partially due to the volatility that has taken place in the cryptocurrency markets along with the actions of the Norwegian Parliament.

In early December 2018, the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to tax relief on power consumption at the same rate as other power-intensive industries. This change, which was included in the state budget for 2019, was expected to take effect in March 2019.

In reaction to the proposed changes, on December 20, 2018 the Company sent a letter to debt holders associated with the Kolos acquisition with proposed changes to the loan agreement. The Company proposed and obtained an extension of the term of the convertible loan by one year as the Company assessed the impact that the Norwegian Parliament's proposed changes could have on future development plans and on the value of the Company's sole Norwegian asset.

The Company was committed to working with the local Ballangen municipality and all stakeholders on this development project to reach an agreement that is in the best interests of all of the Company's stakeholders. The Company did not have rights to the land itself, but instead had the right to develop the land until certain provisions were met, including raising approximately $22 million (200 million Norwegian Krone) before March 2021, and developing the property by March 2023, among other conditions. The local Ballangen municipality had the right to reclaim ownership of the land in the event such conditions are not satisfied. The Company determined that due to the adverse legislative changes it was not feasible that the Company would be able to satisfy the development conditions of having the property developed by March 2023, and the land rights were impaired and the land was written down to $nil for accounting purposes.

As of the date hereof, the Company is no longer subject to any loans or liabilities in relation to the Norway Acquisition as the Company sold Kolos on May 10, 2021. See "GENERAL DEVELOPMENT OF THE BUSINESS - Subsequent to Fiscal 2021 - Sale of Kolos."

Management and Board Changes

Mr. Pokrandt retired from his full-time role as President, CEO and Director of HIVE effective August 31, 2018. Mr. Holmes, HIVE's Chairman, became Interim Executive Chairman and Mr. Roussy Newton, a Director of the Company, became Interim President as of that date. On October 1, 2018, Darcy Daubaras was appointed Chief Financial Officer replacing Ms. Van Den Akker, who resigned as of September 30, 2018. On November 20, 2018, Marco Streng became an independent director.

Fiscal 2020

Genesis Dispute and Settlement

On April 2, 2019, HIVE provided a formal notice to Genesis (the "Genesis Dispute") regarding alleged material breaches of the Genesis MSA related to the HIVE Sweden Facility, the operations of which had been made dormant in February 2019, and made a claim that such breaches were valued at $52,800,000 under the Genesis MSA. The dispute related to certain issues that had arisen between HIVE and Genesis resulting in complaints by both parties concerning costs of electricity and in general the services and performance of the other party under the Genesis MSA. On April 19, 2019 Genesis, the largest shareholder of the Company, requisitioned a meeting of shareholders for the purpose of removing directors independent of Genesis and electing a board of directors, the majority of whom would be senior officers and employees of Genesis. On April 20, 2019, HIVE's Board met and appointed an independent special committee ("Independent Special Committee") of the Board to deal with the requisition and related contractual disputes between Genesis and HIVE which gave rise to the requisition.

On June 26, 2019, the Company and Genesis entered into settlement agreement (the "Genesis Settlement Agreement") which resolved the Genesis Dispute. The Genesis Settlement Agreement settled outstanding issues associated with the HIVE Sweden Facility and both parties agreed to mutually release each other from all claims arising from the Genesis MSA and other related agreements, as well as discontinue any legal proceedings and withdraw any demands that were made. Pursuant to Genesis Settlement Agreement, Genesis rebooted HIVE Sweden Facility and the Company assumed responsibility for the operation of the HIVE Sweden Facility and HIVE Iceland Facility from Genesis with Genesis providing transitional services to the Company to ensure an orderly transition.

As part of the agreement, Genesis' CEO Marco Streng and Chief Legal Officer Bjöern Arzt resigned as directors of HIVE. In addition, until June 26, 2022, Genesis is entitled to nominate one director to HIVE's Board provided it continues to hold no less than 10% of the Company's shares. As at March 31, 2021 and as of the date hereof, according to public filings and to the best of the Company's knowledge Genesis no longer holds over 10% of the Company's Common Shares on a non-diluted basis. Subsequent to the Genesis Settlement Agreement, the Company received invoices under the Genesis MSA from Genesis which the Company is disputing on the basis, inter alia, that the Company believes Genesis is in breach of its obligations of general and preventative maintenance, monitoring, repair, in-warranty repair or replacement of defective equipment and components of the Company's equipment at the Iceland Facility. Additionally, subsequent to the Genesis Settlement Agreement, the Company is disputing with Genesis the amounts owed to the Company under the Cloud Mining Rights agreement.

HIVE Sweden Facility Updates

In August 2019, the Company entered into a strategic with Blockbase to replace Genesis as the facility operator for the Company's Sweden operation, with an open-ended term. This transition was completed in November 2019. Under the agreement, Blockbase would provide all things necessary for the configuration, management, operation, security, maintenance and support for the HIVE Sweden Facility. Blockbase's highly optimized software monitoring services are expected to enhance the efficiency of the Company's GPU mining operations while reducing costs. Additionally, HIVE entered into direct agreements with suppliers such as the local electricity providers, which are now providing full transparency of costs at the Company's operations at the HIVE Sweden Facility.

In February 2020, the Company announced that it had entered into hedging agreements related to its electricity costs in Sweden that continued through calendar year 2020. New hedging agreements have been entered into which extend until December 31, 2022. The Company estimated that the combination of its new, direct agreements with local suppliers for its Sweden operation and the electricity hedging agreements would result in a 40% reduction in its operating and maintenance costs at its GPU mining facility at the HIVE Sweden Facility, compared to what such costs would have been under its previous service provider agreement with Genesis which ended in November 2019. These estimates were correct, and the Company's operating and maintenance costs were drastically reduced. Additionally, the refurbishment of HIVE's mining rigs by Blockbase has resulted in an increase in mining output. In March 2020, HIVE announced the initiation of an expansion of the HIVE Sweden Facility, anticipated to result in a more than 20% increase in the facility's Ethereum mining production capabilities while improving HIVE's gross mining margin profile by leveraging the existing fixed cost base at the facility. The expansion, anticipated to cost approximately $750,000 and be financed with cash flows from operations, was expected to occur in two phases and be completed within six months. However, the Company put the expansion on hold as the government's application of VAT taxes in Sweden appears to not be consistent with government business policies. The Company believed that this lack of clarity made Sweden less competitive with other Nordic countries like Iceland. Further, the VAT energy taxes are not compatible with attractive tax incentives offered by the Government of Sweden which were created to attract foreign capital to build data centres and source computing power. Consequently, the Company decided to focus on operations in other countries like Iceland to expand its growth and cash flows until it felt the interpretations of tax policies were more aligned with laws of the Government of Sweden. Even though there remains uncertainty regarding VAT in Sweden the Company has commenced its expansion plans in Sweden and is committed to making its HIVE Sweden Facility a world class data center operation.

Board Appointment

In October 2019, the Company announced the appointment of David Perrill as a director. Mr. Perrill is the founder and CEO of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. See "DIRECTORS AND OFFICERS - Biographies of Directors and Officers - David Perrill, Director".

Termination of Bitcoin Cloud Mining Operations via Genesis

During the second quarter of Fiscal 2020 and subsequently, market conditions for Bitcoin miners worsened as coin prices declined while mining difficulty and network hashrates increased, reaching a record high. In the third fiscal quarter of Fiscal 2020, HIVE suspended its Bitcoin cloud mining operations with Genesis and opted not to extend its Cloud Mining Rights, which operated on a fixed cost basis, as they had become unprofitable due to the combination of the cost of the agreements and worsening Bitcoin mining market conditions resulting from the decline in the price of Bitcoin and a significant increase in mining difficulty and network hashrates. Additionally, the scheduled halving of Bitcoin block rewards for miners was expected to further reduce the efficiency and profitability for older generation Bitcoin mining equipment.

Fiscal 2021

HIVE Lachute Facility Acquisition

In preparation for the halving of Bitcoin rewards for miners, which occurred May 11, 2020, on April 8, 2020 the Company completed its acquisition of a dedicated cryptocurrency mining operation at a leased facility located in Lachute, Quebec (the "HIVE Lachute Facility") from Cryptologic Corp. ("Cryptologic"), with access to low cost, renewable electricity, available capacity of 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, triple redundancy systems for power and internet connectivity and operational staff (the "Lachute Acquisition").

Pursuant to the share purchase agreement between the Company and Cryptologic dated March 27, 2020 (the "Cryptologic SPA"), in consideration for 100% of the common shares of the 9376-9974 Québec Inc., the Company paid total consideration of $3,738,809 consisting of: (i) issuance of 15,000,000 Common Shares on closing valued at a price of C$0.23 per Common Share for a total of $2,458,470 (CAD$3,450,000); and, (ii) cash payment of $1,235,873 (CAD$1,734,315) and holdback of $44,466. In addition, the Company agreed to invest CAD$3,000,000 in cryptocurrency mining equipment for the facility. Upon completion of the acquisition, Cryptologic owned approximately 4% of HIVE's basic Common Shares.

HIVE has subsequently been investing in next generation mining equipment that can provide positive gross mining margins post the recent halving of Bitcoin rewards; the next halving is scheduled to occur in 2024. In the first quarter of Fiscal 2021, HIVE invested approximately $2 million in approximately 2,000 next generation SHA-256 Bitmain-manufactured miners with an aggregate operating hashrate of 124 PH/s to scale up mining power and increase the operating efficiency of the facility. In July 2020, HIVE ordered 200 additional new generation Bitmain miners, with an aggregate operating hashpower of 12 PH/s, from an equipment broker; however, with the production and delivery delays that are being experienced at Bitmain, HIVE has requested a refund from the broker due to the uncertainties associated with them. In August 2020, the Company installed an additional 1,010 new generation miners from MicroBT, having a cost of approximately $2 million, with an aggregate operating hashrate of 93 PH/s. The equipment will initially be hosted by HIVE on behalf of an institutional client. It is presently anticipated that HIVE will enter into a subsequent financing agreement with this client in which HIVE will assume ownership of the equipment with payment made through cash on hand and through a loan provided by this client and secured against the miners. HIVE estimates its aggregate operating hashrate specifically from next generation mining equipment at the HIVE Lachute Facility is now approximately 277 PH/s, utilizing approximately 9.1 MW or approximately 30.4 PH/MW of power, which HIVE believes is one of the most energy efficient bitcoin mining operations in Canada.

HIVE Iceland Facility Updates

On June 1, 2020, HIVE assumed full control of the HIVE Iceland Facility from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be the facility operator for the Company's Iceland operation. The transition has resulted in an approximately 50% reduction in monthly facilities and operations costs at HIVE's Ethereum mining operations at the HIVE Iceland Facility, compared to such costs under the previous service provider agreement with Genesis. HIVE intends to further improve its profitability profile and cash flow generation in Iceland by making certain investments to optimize its Ethereum mining efficiency and maximize capacity while leveraging its existing fixed cost base. These improvements include acquiring new mining rigs to maximize available space at the HIVE Iceland Facility. Such capital expenditures are anticipated to cost approximately $500,000 and be financed through cash on hand. HIVE will also work with Blockbase to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency. These facility improvements have been initiated and are continuing, though this process has been delayed due to the ramifications from COVID-19, including travel restrictions, semiconductor and microchip shortages and shipping logistical complications.

Board Appointment

In June 2020, HIVE announced the appointment of Ian Mann to its Board of Directors. Mr. Mann is the President and a Director of the Company's subsidiary HIVE Digital Data Ltd. and has extensive experience in investment management and capital markets. See "DIRECTORS AND OFFICERS - Biographies of Directors and Officers - Ian Mann, Director".

Bikupa Datacentre AB

In September 2020, the Company acquired shell company Bikupa Datacentre AB ("Bikupa"), a Swedish registered entity.  The acquisition of Bikupa was part of the restructuring and upgrading of the GPU cards in the HIVE Sweden Facility.

On November 23, 2020 Bikupa entered into a business transfer agreement (the "Business Transfer Agreement") with Boden Technologies AB ("Boden Tech"), under which Bikupa bought the business and assets of Boden Tech, who was the operator of the HIVE Sweden Facility. As part of the Business Transfer Agreement, all agreements necessary for the continuous and uninterrupted operations of the HIVE Sweden Facility were transferred from Boden Tech to Bikupa including a lease agreement, services agreement, and energy agreements.

Market Conditions

In November 2020, the market conditions for Bitcoin and Ether miners improved as the price of Bitcoin and Ether increased significantly. The price of Bitcoin and Ether has a direct correlation to the Company's earnings and financial position and the market conditions as of the date hereof remain positive, however the digital currency market is still a new market and highly volatile, and current and historical prices are not necessarily indicative of future value. See RISK FACTORS - General Cryptocurrency Risks - The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

Negative impacts on the global supply chain related to the COVID-19 pandemic has presented challenges including increased shipping costs and delays related to the procurement of equipment. The Company has experienced these ramifications of the COVID-19 pandemic, however has been resilient through this and has been able to expand the Company's footprint in Canada during this time.

Convertible Debenture

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "2021 Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global") The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global. The Debentures will mature on the date that is sixty (60) months from the date of issuance, bearing interest at a rate of 8% per annum. The 2021 Debentures will be issued at par, with each 2021 Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into Common Shares at a conversion price of CAD$3.00 per Common Share. Interest will be payable monthly, and principal will be payable quarterly. In addition, U.S. Global will be issued 5.0 million common share purchase warrants, with each whole warrant entitling the holder to acquire one (1) Common Share at an exercise price of CAD$3.00 per Common Share for a period of three (3) years from closing.

At-The-Market Equity Program

On February 2, 2021, the Company entered into an equity distribution agreement ("Equity Distribution Agreement") with Canaccord Genuity Corp, pursuant to which the Company may, from time to time, sell up to $100 million of Common Shares. (the "ATM Equity Program"). As at March 31, 2021, the Company issued 16,363,500 Common Shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of CAD$81,726,582 ($64,543,080). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of CAD$4.99. Pursuant to the Equity Distribution Agreement associated with the EDA, a cash commission of $1,936,292 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

Acquisition of GPU Atlantic Inc.

On February 25, 2021 the Company entered into a share purchase agreement (the "GPU SPA") GPU.One Holding Inc. ("GPU One") for the purchase of 100% of the shares of GPU Atlantic Inc. ("GPU Atlantic") for a total purchase price of approximately C$23.7 million (the "GPU Acquisition"). Pursuant to the GPU SPA, the company acquired a 50 MW data centre campus located in New Brunswick Canada (the "HIVE New Brunswick Facility"). The HIVE New Brunswick Facility expands the Company's Canadian footprint and compliments the Company's ESG strategy to only mine coins on the cloud from sources of low-cost surplus green energy. The GPU Acquisition more than doubles the Company's total available power capacity globally to approximately 100 MW, placing it among the largest of any publicly-listed cryptocurrency miners.

Pursuant to the GPU SPA, the Company satisfied the purchase price through the issuance of 4,600,000 Common Shares to GPU One and 400,000 Common Shares to GPU One's minority partner. Of the 4,600,000 Common Shares to be issued to GPU One pursuant to the GPU Acquisition, 1,000,000 Common Shares will be allocated to a holdback and earn-out to GPU One upon delivery of certain earn-out conditions.  The GPU Acquisition closed on April 15, 2021.

DeFi Technologies Share Swap

On March 24, 2021 the Company entered into a letter of intent (the "DeFi Share Swap") with DeFi Technologies Inc. ("DeFi Technologies") for a share swap arrangement, whereby HIVE will receive 10,000,000 DeFi Technologies common shares representing approximately 7% of the existing outstanding common shares of DeFi Technologies in exchange for 4,000,000 Hive Shares, representing approximately 1% of the Company's issued and outstanding shares as at the time the DeFi Share Swap was entered into. The DeFi Share Swap has facilitated a partnership between the Company and DeFi Technologies surrounding the decentralized finance ecosystem with specific applications around Ethereum and miner extractable value, which refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. Decentralized financial has been a substantial part of the additional fees the Company receives for mining Ethereum on the cloud. See "GENERAL DEVELOPMENT OF THE BUSINESS - Subsequent to Fiscal 2021 - DeFi Technologies Share Swap Update."

Subsequent to Fiscal 2021

Continuation of the ATM Equity Program

Subsequent to the year ended March 31, 2021 to the date of this AIF, the Company issued 6,897,700 ATM Shares pursuant to the ATM Equity Program for proceeds of C$26,808,163 ($21,484,385).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.94.  Pursuant to the Equity Distribution Agreement, a cash commission of $638,489 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

DeFi Technologies Share Swap Update

On April 20, 2021 the DeFi Share Swap closed.

Bikupa Datacentre 2 AB

In May 2021 the Company acquired shell company Bikupa Datacentre 2 AB ("Bikupa 2"), a Swedish registered entity.  Bikupa 2 is a 4.6 MW facility located in the town of Robertsfors.  This facility will allow the Company to continue to expand its footprint in Sweden for mining from stable, low-cost, green, and renewable energy sources.

Sale of Kolos

On May 10, 2021, the Company sold its Norwegian subsidiary Kolos to the local community under a share purchase agreement.  Under the agreement the Company transferred all the shares to the municipality, along with a $200,000 payment. Without a clear path forward to meet the development conditions by March 2023, the Company decided it was in the best interests of HIVE to sell Kolos to the local municipality. As a result of this transaction the loans, along with accumulated interest, which were assumed as part of the original transaction in May 2018 were transferred along with the shares to the local municipality. The warrants that were granted pursuant to the Norway Acquisition that were exercisable upon the completion of certain milestones associated with the Kolos land development will expire in due course.

NASDAQ Listing

On July 1, 2021, the Company began trading on the NASDAQ's Capital Markets Exchange under the trading symbol HVBT, and on September 14, 2021 the trading symbol of the Company on the NASDAQ changed to "HIVE".

DESCRIPTION OF THE BUSINESS

Description of the Business

HIVE is a growth oriented, publicly listed company building a bridge from the blockchain sector to traditional capital markets. The Company operates in one segment, being the mining and sale of digital currencies. The Company owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which mine newly minted digital currencies like Bitcoin and Ether continuously on the cloud. These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company's computing power. As it relates to its GPU computing equipment, the Company is investigating other high efficiency computing applications, such as artificial intelligence and graphic rendering as well as private blockchain computing, which are becoming more widespread as the blockchain technology grows and develops.

For a further description of HIVE's current cryptocurrency mining business and the general development of the same, see "GENERAL DEVELOPMENT OF THE BUSINESS" above. HIVE believes that these strategic transactions, along with certain related financings and capital markets activities, corporate initiatives, and other announcements, each as further detailed above or elsewhere in this annual information form and the Fiscal 2021 MD&A, have been the primary influence on the general development of its business during the last three completed financial years and subsequently.

Production and Services

HIVE currently maintains four cryptocurrency mining operations as set forth below. The Company's operating and maintenance expenses are composed of electricity to power its computing equipment as well as cooling and lighting, etc. The facilities are strategically located where electricity costs are low due to an abundance of hydro power and geothermal energy. Other site expenses include leasing costs for the facilities, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

HIVE Lachute Facility

The HIVE Lachute Facility is a leased facility and is located in Québec, Canada and is currently equipped with approximately 7,000 new generation ASIC mining rigs with an aggregate operating hashrate of approximately 485 PH/s. The HIVE Lachute Facility utilizes approximately 27 MW of power, with available power capacity of 30 MW. 100% of the Bitcoin mining power is being utilized by HIVE for self-mining.

In preparation for the halving, which occurred in mid-May 2020, in April 2020 HIVE acquired a Bitcoin mining operation at a leased facility located in Lachute, Quebec from Cryptologic, which has access to low cost, renewable electricity, available capacity of 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, triple redundancy systems for power and internet connectivity and operational staff. HIVE has subsequently been investing in next generation mining equipment that can provide positive gross mining margins post the recent halving of Bitcoin rewards; the next halving is scheduled to occur in 2024.

In the first quarter of fiscal 2021, HIVE invested more than $2 million in approximately 2,000 next generation SHA-256 Bitmain-manufactured miners with an aggregate operating hashrate of 124 PH/s to scale up mining power and increase the operating efficiency of the facility. In July 2020, HIVE ordered 200 additional new generation Bitmain miners, with an aggregate operating hashpower of 12 PH/s, from an equipment broker; however, with the production and delivery delays that are being experienced at Bitmain, HIVE has requested a refund from the broker due to the uncertainties associated with them. As of the date hereof, these refunds have not been settled. In August 2020, the Company installed an additional 1,000 new generation miners from manufacturer MicroBT, having a cost of approximately $2 million, with an aggregate operating hashrate of 93 PH/s. The equipment was initially hosted by HIVE on behalf of an institutional client, and on July 12, 2021 these machines were purchased from this institutional client.  HIVE believes it is one of the most energy efficient bitcoin mining operations in Canada.

The HIVE Sweden Facility

The HIVE Sweden Facility is a leased facility and is currently equipped with approximately 13,000 custom, efficient GPU rigs with an aggregate operating hashrate of approximately 3,425 GH/s, and currently mines Ether. The Hive Sweden Facility utilizes approximately 17 MW of power.

In July 2019, the Company rebooted its operations in Sweden after it had been shut down in February 2019 related to a dispute with Genesis (see "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement").  In August 2019, the Company assumed full control of operations at the HIVE Sweden Facility from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be the facility operator. Blockbase manages Barrage d.o.o. (LLC) ("Barrage"), who has a team of data center technicians with technical training unique to operating GPU's. This is critical as GPU's require more attention and specialized skill sets to ensure proper maintenance and operation than a data center filled with ASIC chips.  The transition of facility operations from Genesis to Blockbase was completed in November 2019. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates".

In 2020, in Boden we restructured our strategy to become more of a data centre operation to be able to provide other services, as we believe the demand for GPU high performance chips will have many new sources of revenue like gaming, AI, movie rendering and support for smart cities.

A challenge in 2020 for mining Ethereum were the older GPU AMD 580 cards with 4 gigabytes of memory.  The Dag file for mining ETH has grown too long and the Company needed to upgrade to cards with 8 gigabytes of memory by April 2021. Ramifications from COVID-19 pandemic which included semiconductor and microchip shortages and logistical complications in terms of sourcing and obtaining goods, created delays in swapping the 4 gigabyte cards for 8 gigabyte cards. Despite this, the cards were swapped out in batches of 5000 with the old memory cards being sold and new 8 gigabyte memory cards were procured. The delays had an intermittent impact on the Company's hashing power, however higher ETH prices offset any production delays. The few AMD 580 cards which were not swapped out by April 2021 were used to mine Ethereum Classic and these rewards were sold to pay electricity and salary costs.

Another challenge for ETH miners was the ETH price surge attracted more competition and the difficulty to verify and solve new blocks rose 250%, which lead to a reduction in the number of ETH the Company was able to mine. This reduction was experienced by most ETH miners. Rising ETH prices helped the Company maintain revenues and ultimately in February 2021, the Company's top line revenue was higher than the previous quarter.

In the fall of 2020, the Company announced that it had entered into energy hedging agreements related to its electricity costs in Sweden through calendar year 2021, and these agreements have been extended to continue until December 2022. This has resulted in the Company locking in attractive energy prices that is lower than industry averages. The Company estimates that the combination of its new, direct agreements with local suppliers for its Sweden operation combined with the electricity hedging agreements has resulted in a 40% reduction in its operating and maintenance costs at the HIVE Sweden Facility, compared to what such costs would have been under its previous service provider agreement with Genesis which ended in November 2019. Additionally, the refurbishment of HIVE's mining rigs carried out by Blockbase and Barrage has resulted in an increase in mining output.

In March 2020, HIVE announced the initiation of an expansion at the HIVE Sweden Facility. This expansion is anticipated to result in a more than 20% increase in the facility's Ether mining production capabilities while improving HIVE's gross mining margin profile by leveraging the existing fixed cost base at the facility. The expansion, anticipated to cost approximately $750,000 and be financed with cash flows from operations, was expected to occur in two phases and be completed within six months. However, the Company put the expansion on temporary hold due to lack of clarity on whether the Company would have access to long term hydro electricity, due to new green energy requirements for the steel industry in the Boden region. The expansion has since been reinitiated at a larger scale and is to be finalized by the end of calendar 2021. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates".

The HIVE Iceland Facility

The HIVE Iceland Facility is a leased facility and is currently equipped with approximately 2,600 custom, efficient GPU rigs with an aggregate operating hashrate of approximately 545 GH/s, and currently mines Ether. In addition, the facility is equipped with approximately 1,610 ASIC mining rigs with an aggregate operating hash rate of approximately 20 PH/s, and currently mines Bitcoin.  This facility has a capacity of 3.5 MW of power. Iceland tends to be cool year-round, with summer daytime temperature seldom rising above 25°C. Consequently, the Company does not have to incur substantial cooling mining equipment at this facility.

On June 1, 2020, HIVE assumed full control of its Iceland operation from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be facility operator for the Company's Iceland operation. The transition has resulted in an approximately 50% reduction in monthly facilities and operations costs at HIVE's Ether mining operations in Iceland compared to such costs under the previous service provider agreement with Genesis.

HIVE intends to further improve its profitability profile and cash flow generation in Iceland by making certain investments to optimize its Ether mining efficiency and maximize capacity while leveraging its existing fixed cost base. These improvements include acquiring new mining rigs to maximize available space at the Iceland facility. Such capital expenditures are anticipated to cost approximately $500,000 and be financed through cash on hand. As part of the improvements and efforts to maximize efficiencies, the Company has undertaken to configure one of the two buildings at the HIVE Iceland Facility to accommodate ASIC mining machines, which has been completed. HIVE has worked with Blockbase to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency, though this process has been delayed due to travel restrictions related to COVID-19, improvements have been made to accommodate the ASIC mining machines.

The HIVE New Brunswick Facility

The HIVE New Brunswick Facility was acquired from GPU ONE through the purchase of GPU Atlantic, which has undergone a name change, and is now known as HIVE Atlantic Datacentres Ltd. ("HIVE Atlantic"). HIVE Atlantic is wholly owned subsidiary of the Company and is the owner of the HIVE New Brunswick Facility. This facility has a capacity of 50 MW of power. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Acquisition of GPU Atlantic".

On October 23rd, 2019, HIVE Atlantic. signed a Network Operating Agreement and an Agreement for the Supply of Power and Energy with NB Power (the "Hive Atlantic Agreements"). Both Hive Atlantic Agreements have a term of ten (10) years, and together they obligate NB Power to bring Hive Atlantic a certain amount of power which NB Power shall reserve for Hive Atlantic (the "Contracted Reserve"). This Contracted Reserve consists of 15% of the total usable power which is available to Hive Atlantic. Total available power consists of the Contracted Reserve (15%) and the surplus energy (85%) (the "Surplus Energy"). For example, at completion of the 50 MW site, the Contracted Reserve will consist of 15% of 50 MW, therefore, NB Power is obligated to deliver 7.5 MW to Hive Atlantic at a fixed and pre-set price.

Curtailable power, or Surplus Energy, which is available to Hive Atlantic varies daily with on-peak and off-peak hours. Each week, Hive Atlantic obtains the anticipated pricing forecast for the week's available Surplus Energy and can elect when it wishes to operate and at what capacity (over and above its fixed Contracted Reserve).

NB Power has the right to withhold and suspend the supply of power and energy from Hive Atlantic for the purpose of safeguarding life or property, for making repairs, changes, renewals, improvements or replacements to NB Power facilities that it deems necessary, but such interruptions shall be for the shortest period reasonably possible and in accordance with their Good Utility Practice, and when possible, arranged for a time least objectionable to Hive Atlantic.

Security

HIVE's facilities are located in relatively remote locations and surrounded by a chain-link fence with barbed wire and staffed with security on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed-circuit televisions on site and the mining rigs are located within locked data centre warehouses. At the HIVE Sweden Facility, HIVE's strategic partner Blockbase arranges for security for HIVE's facility. At the HIVE Iceland Facility and HIVE Lachute Facility, the property owners provide security for these facilities. At the Hive New Brunswick Facility a local service provider is responsible for providing IT and security services and has a 24/7 on-site presence with live camera feeds covering the interior buildings site and private substation.

Network Connectivity

The sites are equipped with the following mediums of connectivity: (a) two satellite internet connections; and (b) two long-term evolution connections. Each medium is provided by a different vendor, which increases redundancy and resiliency.

Monitoring and Repair

All key components of the sites are monitored including the intake air temperature, hash board temperature, voltage, hashrate, data centre air temperature, exhaust air temperature and humidity of each facility. All parameters are monitored and changed remotely on a twenty-four hour basis throughout each day of the year, by: (i) Blockbase for the HIVE Sweden Facility; (ii) atNorth for the HIVE Iceland Facility; (iii) the Company directly for the HIVE Lachute Facility; and (iv) for the HIVE New Brunswick Facility, a local service provider facilitates the maintenance and upkeep of the key components and provides their readings to the Company directly. Parallel monitoring is performed by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. In the event that the Company's remote monitoring or any parallel monitoring identifies any malfunction or technical issue, personnel are dispatched to physically inspect and, if necessary, repair defective components. HIVE intends to maintain an inventory of all necessary components for repair, which is kept at the same facility as operations.

Custodial services for digital currencies

HIVE does not self-custody its digital currencies. The Company holds its digital currencies in cold storage solutions, which are not connected to the internet, at Bank Frick, which is headquartered in Liechtenstein. HIVE Digital Data Ltd., the Company's wholly-owned subsidiary based in Bermuda, holds some digital currencies in hot storage for the purpose of selling for fiat currency in order to pay for operating expenses or for strategic purposes. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover. See "RISK FACTORS - Company Cryptocurrency Risks - Risks related to insurance".

Competition and Market Participants

Competition

The cryptocurrency mining industry is highly competitive. In addition, there exist many online companies that offer cryptocurrency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centres, including those of the kind operated by our principal publicly-listed competitors. The largest competitor operating in the same space as HIVE in North America is Hut 8 Mining Corp. (TSX: HUT), a public company trading on the TSXV. There are several other companies competing in HIVE's industry, including HyperBlockInc. (CSE: HYPR), Atlas Blockchain Group Inc.(CSE: AKE), Riot Blockchain, Inc.(NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), Marathon Patent Group Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSXV: BITF), Argo Blockchain Plc (LSE: ARB), CryptoStar Corp. (TSXV: CSTR), Digihost Technology Inc. (TSXV: DGHI), Skychain Technologies Inc. (TSXV: SCT), DMG Blockchain Solutions Inc. (TSXV: DMGI), Link Global Technologies Inc. (CSE: LNK), and Skyledger Tech Corp. (CSE: SKYL).

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work / hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. Consequently, the Company may decide to participate in a mining pool in order to smooth the receipt of rewards.

Mining pools generally exist for each well-known cryptocurrency. According to Etherchain.org, as at September 1, 2021, the top five Ether mining pools were: SparkPool; Ethermine; f2pool2; Hiveon Pool; and otherpool. SparkPool and Ethermine represent, in the aggregate, 42.8% of the Ethereum network's hashrate.

Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Business and Strategy

The Company's business is to create value from maintaining the infrastructure behind Blockchain whereby HIVE's strength are the computing power intense blockchains under the consensus principle "proof of work". Therefore the strategy of the company is to expand its computing power and its operations in the highly efficient activities in the "proof of work" blockchains whereby a sustainable carbon footprint of all operations and a high efficient energy usage is an indispensable part of the strategy of the Company and also its competitiveness and its responsibility as data center operator.

Power Contracts and Economic Dependence

Power

All of HIVE's locations are powered by green energy, either renewable hydroelectricity or geothermal energy.

HIVE Sweden Facility

The Company has an arrangement with Vattenfall AB, a power supply company based in Sweden, to receive electricity priced at the hourly spot rate until December 31, 2022. The electricity is being obtained for the purpose of powering the Company's data centre at the HIVE Sweden Facility. Expense from March 31, 2021 to the end of this contract will be approximately $2,500,000. The Company currently has a supplemental power pricing arrangement that was entered into in order to fix 8.5 MW of electricity consumption each month at a set price. The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred. HIVE has separate lease, data centre, Internet access and facility management agreements in place with other parties for other aspects of site operations and maintenance.

HIVE Iceland Facility

At the HIVE Iceland Facility, the Company has an initial two-year agreement effective June 1, 2020 with atNorth for hosting and related colocation services, including power usage (as well as hosting, shelving, datacentre operations and maintenance, and security).

HIVE Lachute Facility

In Quebec, the Company has a lease agreement until March, 2023 which include access to the property owner's electricity services subscription with Hydro-Québec which features energy costs below C$0.0346/kWh used. The Company also pays monthly power charges, net of supply and transformation loss credits, of approximately C$12.10 per kilowatt.

HIVE New Brunswick Facility

The Company owns its land and infrastructure at the HIVE New Brunswick Facility, including its substation, which features energy costs below C$0.0548/kWh used. The Company also pays monthly demand charge of C$14.80 per kilowatt, on its Contracted Reserve.

Cycles

The Company experiences moderate volatility in electricity prices at the HIVE Sweden Facility which can impact profits. A portion of the Company's power costs at the HIVE Sweden Facility are exposed to market prices and the electricity environment in Boden, which can fluctuate due to weather temperature changes, while a large portion is fixed via hedging agreements that are in place until the end of 2022.

Employees

As of the date of this AIF, HIVE had 19 employees.

Foreign Operations

As at the date of this AIF, the Company's foreign operations primarily include the Company's digital currency mining operations at the HIVE Sweden Facility, the Bikupa Datacentre, and the HIVE Iceland Facility and Bermuda subsidiary, HIVE Digital Data Ltd.

Introduction to Blockchain and Cryptocurrency

Blockchain technology was introduced in 2008 as the database technology that underpins Bitcoin. Although the technology has remained synonymous with Bitcoin and digital currencies, blockchain technologies are capable of many applications beyond serving as a database for a decentralised digital currency. Blockchain is gaining widespread adoption and is the backbone of a new digital world with fewer intermediaries, greater efficiency, and automated transactions.

A significant advantage to blockchain technology is that it can store and distribute data in a decentralised manner. The decentralisation of information increases security and offers additional functionality to its users. Blockchain technologies are making a significant impact in many areas of business, finance, information management and governance, but it remains in its nascent stages with significant future opportunities.

A cryptocurrency is a form of encrypted and decentralised digital currency, transferred directly between peers across the internet, with transactions being settled, confirmed, and recorded in a distributed public ledger by a process known as "mining".

Units of a cryptocurrency exist only as data on the internet, and are not issued or controlled by any single institution, authority, or government. Whereas most of the world's money currently exists in the form of electronic records managed by central authorities such as banks, units of a cryptocurrency exist as electronic records in a decentralised tamper-proof transaction database called a blockchain. The ledger is publicly available to anyone and secured with public key encryption.

How a Cryptocurrency Works

Cryptocurrencies are decentralised digital currencies that enable instant transfers to anyone, anywhere in the world. Transactions occur via an open source, cryptographic protocol platform which uses peer-to-peer technology to operate with no central authority. The network is an online, peer-to-peer network that hosts the public transaction ledger, known as the blockchain; and each cryptocurrency with a source code that comprises the basis for the cryptographic and algorithmic protocols governing the blockchain. No single entity owns or operates the network, the infrastructure of which is collectively maintained by a decentralised user base. As the network is decentralised, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the coins. Rather, the value of a coin is determined by the market supply of and demand for the coins, the prices set in transfers by mutual agreement or barter as well as the number of merchants that accept the coins. Because coins are digital files that can be transferred without the involvement of intermediaries or third parties, there are little or no transaction costs in direct peer-to-peer transactions. Coins can be used to pay for goods and services or can be converted to fiat currencies, such as the US dollar, at rates determined by various cryptocurrency exchanges. Bitcoin.org lists a number of cryptocurrency exchanges, including international exchanges such as: Bitsquare, Bitstamp, and Coinbase. There are also country-based and regional cryptocurrency exchanges. Additionally, third party service providers are also used for transfers but they may charge significant fees for processing transactions.

In a cryptocurrency network, every peer has their own copy of the entire blockchain, which contains records of every historical coin transaction - effectively containing records of all account balances. Each account is identified solely by its unique public key (making it effectively anonymous), and is secured with an associated private key (kept secret by the account holder). The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

For example, for a given transfer of Bitcoin, the quantity of Bitcoin to be sent is combined with the recipient's public key and some information from the previous transaction(s) that the sender's Bitcoins came from, into a message that the sender signs with its private key. The transaction message is then broadcasted out into the wide Bitcoin Network, where it is received by Bitcoin miners who (with high-performance computers running specialized automatic Bitcoin mining software) verify the transaction, group it with others into a transaction block, and work to solve the proof-of-work cryptographic puzzle that links the new block to the blockchain.

Each time a new block of transactions is created, data from that block is used to create a hash that is stored along with the block. One piece of data used is the hash from the most recent block in the blockchain. Each block's hash is created using the hash of the block before it, acting as a sort of tamper-evident seal that confirms the validity of the new block and all earlier blocks. Alterations made to any earlier block would make the hashes of all subsequent blocks invalid, the discrepancy would be easily detected by future miners, and that broadcast would be discarded in favour of one from a different peer. By implication, it is the miners who operate the entirety of the network who collectively agree as to what constitutes valid blocks and invalid blocks. The consensus of a majority of the operators is what determines the accuracy of the ledger, which becomes the basis for future blocks.

Miners, which are specialized computers, compete to solve new blocks. A miner that verifies and solves a new block is awarded newly-generated quantity of coins, an amount which is usually proportional to the miner's contributed hashrate or work, (plus a small transaction fee) as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the cryptocurrency network. The difficulty of the proof-of-work puzzles is automatically adjusted so that a new block is mined on a specified basis, adapting as the total mining power active on the network increases over time.

Blockchain safety is ensured by a number of different protocols, such as proof-of-work and proof-of-stake. Proof-of-work is currently the most widely used, including currencies such as Bitcoin and Ether. Proof-of-work functions on the basis of a distributed consensus system dependent on the participation of miners who through their computing work verify the blockchain transactions.

Why Cryptocurrencies?

A blockchain enables market participants to make and verify transactions on a network instantaneously without a central authority (i.e., a clearinghouse in the traditional financial system). Management of the Company believes that Blockchain, the backbone technology behind cryptocurrency mining, has the potential to truly disrupt multiple industries and make processes more democratic, secure, transparent, and efficient.

Interbank transactions can potentially take days for clearing and final settlement, especially outside of working hours. Blockchain transactions can reduce transaction times to minutes and are processed on a twenty-four hour per day each day of the year basis. Owing to the decentralized nature of the network, transactions may be effected between jurisdictions across the world as easily as between neighbouring computers.

Because cryptocurrencies/digital currencies are completely digital, they can be used in ways that ordinary currencies cannot; primarily, they are used like the digital equivalent of cash. Unlike credit or debit cards that are issued by banks, consumers do not need an account or good credit to use digital currencies. Further, digital currencies are becoming increasingly accepted globally by retailers and institutions.

The Market for Cryptocurrency

Cryptocurrencies offer many advantages over traditional, (also known as "fiat") currency, including:

  Acting as a fraud deterrent, as cryptocurrencies are digital and cannot be counterfeited or reversed arbitrarily by sender;

  Immediate settlement;

  Eliminate counterparty risk;

  No trusted intermediary required;

  Lower fees;

  Identity theft prevention;

  Accessible by everyone;

  Transactions are verified and protected through a confirmation process, which prevents the problem of double spending currencies;

  Decentralised - no central authority (government or financial institution); and

  Recognized universally and not bound by government imposed exchange rates.

Management of the Company believes that as the demand for cryptocurrencies increases and cryptocurrencies become more widely accepted, there will be an increasing demand for professional-grade, scalable infrastructure to support growth of the growing blockchain ecosystem.

Ethereum

The cryptocurrency Ether and its corresponding platform Ethereum has been gaining favour as it presents significant technological improvements over Bitcoin, including the ability to build applications and code smart contracts directly into the blockchain.

Currently ranked as the cryptocurrency with the second highest market capitalization (USD$365 billion as at September 1, 2021), Ethereum has 117.42 million Ether circulating.  Ethereum has gained in prominence in recent years due to its smart contract abilities and flexibility in creating new applications.  Cryptocurrency users no longer focus on just the peer-to-peer currency transfer abilities of Bitcoin but look for other functionalities, such as global decentralised computing or smart contracts infrastructure.

Prices have risen from $1.16 in September 2015 to a high of $4,132.76 in mid-May of 2021, and closed at $3,433.73 at the end of August, 2021.

Whereas Bitcoin was originally designed to be a secure digital cash system, the goal for Ethereum was to create a fully-programmable blockchain. First proposed by its inventor, Vitalik Buterin in 2013, Ethereum provides an open, decentralised blockchain platform that runs smart contracts and distributed applications ("dapps"), using its integrated cryptocurrency, called Ether. The primary programming language for Ethereum, Solidity, is a high-level contract-oriented language that facilitates the programming of smart contracts and dapps that run on the Ethereum Virtual Machine. Developers can also write programs for the Ethereum platform that integrate as blockchain-based components of more complex web applications.

A smart contract, a term coined by computer scientist Nick Szabo in 1994, is "a computerized transaction protocol that executes the terms of a contract. The general objectives of smart contract design are to satisfy common contractual conditions (such as payment terms, liens, confidentiality, and even enforcement), minimize exceptions both malicious and accidental, and minimize the need for trusted intermediaries. Related economic goals include lowering fraud loss, arbitration and enforcement costs, and other transaction costs."1 Smart contracts involving conditional payment can be implemented in Ethereum via transfer of Ether.

Ethereum currently uses a proof of work model in the validation of blocks and creation of newly minted Ether. A proof of stake model is an alternative method in validating cryptocurrency transactions, whereby the creator of a new block is chosen in a deterministic way, depending on its wealth. Miners receive transaction fees as opposed to the newly minted coins themselves. One of the advantages of proof of stake over proof of work is that proof of stake mining requires much lower amounts of energy.

In May of 2017, Ethereum's creator Vitalik Buterin released an implementation guide to merge proof of work mining with Ethereum's proof of stake system, Casper. Casper requires validators (miners) to submit deposits to participate in the mining pool and may remove their deposits if the protocol determines violations of certain rules and conditions. Certain cryptocurrencies utilize the proof of stake method instead of proof of work. These cryptocurrencies include Peercoin, BlackCoin, and Mintcoin. See "RISK FACTORS - General Cryptocurrency Risks - Possibility of the Ether algorithm transitioning to proof of stake validation" above.

RISK FACTORS

In addition to the other information contained in this AIF, investors should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. If any of the following events described as risks or uncertainties actually occurs, the business, prospects, financial condition and operating results of the Company may suffer a material adverse effect. In that event, the market price of the Company's Common Shares could decline and investors could lose all or part of their investment. Additional risks and uncertainties presently unknown, or that are not believed to be material at this time, may, if realized, also impair or have a material adverse effect on the Company's operations. In addition to the risks described elsewhere and the other information contained in this AIF, prospective investors should carefully consider each of and the cumulative effect of all of the following risk factors. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

1 Szabo, Nick "Smart Contracts" (1994).

http://www.fon.h\um.uva.nl/rob/Courses/InformationInSpeech/CDROM/Literature/LOTwinterschool2006/szabo.best.vwh.net/smart.contracts.htm

General Cryptocurrency Risks

The Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users' information. Although discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have historically occurred somewhat regularly, more recently, they have been becoming relatively rarer.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also lost or stolen, resulting in irreversible losses of cryptocurrencies.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.

The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

Governments may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may in the future take regulatory actions that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Common Shares. Such a restriction could result in the Company liquidating its Ether, Bitcoin or other cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company's cryptocurrency inventory and thereby affect the Company's shareholders.

The profitability of the Company's operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Volatility may have an impact on the value of HIVE's inventory of currencies. HIVE will act to reduce this risk by combining daily sales of cryptographic currencies and converting part of the balance of the excess HIVE profits into U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to HIVE expenses.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. For instance, in early 2019, the QuadrigaCX trading platform ("Quadriga") ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotton. Quadriga subsequently filed for creditor protection. Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients. In many of these instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

A decision by the Company to cease monetization of cryptocurrencies or to monetize cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies. This in turn, may increase the level of audit risk for the Company's auditors in the area of auditing the existence and ownership rights of crypto-asset holdings. If the Company's auditors deem the audit risk too high, there is risk that the current auditors would withdraw from the audit which, in turn, would increase the risk of the Company's ability to comply with the requirement for reporting annual audited financial statements as part of its ongoing continuous disclosure requirements as a publicly listed company.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment, and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company's hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company's operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide BTC and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to BTC and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide BTC and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing BTC and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company's cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company's cryptocurrency inventory.

The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of cryptocurrencies. For example, in March 2013, a report of uncertainty in the economy of the Republic of Cyprus and the imposition of capital controls by Cypriot banks motivated individuals in Cyprus and other countries with similar economic situations to purchase BTC. This resulted in a significant short-term positive impact on the price of BTC. However, as the purchasing activity of individuals in this situation waned, speculative investors engaged in significant sales of BTC, which significantly decreased the price of BTC. Crises of this nature in the future may erode investors' confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company's investments. See "RISK FACTORS - Pandemics and COVID-19".

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Ether, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of BTC either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company's operations and profitability.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company's operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in Iceland, Sweden and the Provinces of Québec and New Brunswick, each of which has regulated electrical power suppliers and there can be no assurance that electricity can be provided on terms which are economic for the Company's current and future operations, anticipated growth, and sustainability.

Political and Regulatory Risk

The Company's primary properties are located in Sweden, Iceland, and the Provinces of Québec and New Brunswick and will be subject to changes in political conditions and regulations within such jurisdictions. Changes, if any, in mining or investment policies or shifts in political attitude could adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by HIVE are typically determined and controlled by a regulator, there is no certainty that tariffs or other regulatory costs will not be imposed, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. The jurisdictions in which HIVE operates may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. HIVE works to reduce this risk by employing a team of experts with many years of experience in building and managing data centres. HIVE utilizes this team of experts that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder's specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company's operations will be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for noncompliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company's operations. A significant portion of cryptocurrency demand may be attributable to speculation. The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company's operations and profitability. The factors affecting the further development of the industry, include, but are not limited to:

  Continued worldwide growth in the adoption and use of cryptocurrencies;

  Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

  Changes in consumer demographics and public tastes and preferences;

  The maintenance and development of the open-source software protocol of the network;

  The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

  General economic conditions and the regulatory environment relating to digital assets; and

  Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company's operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies and their underlying networks have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company's operations, investment strategies, and profitability.

Possibility of the Ether algorithm transitioning to proof of stake validation

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the Ether algorithm shift from a proof of work validation method to a proof of stake method, mining ETH would require less energy and may render the Company less competitive as other miners are able to mine ETH with lower energy requirements. The HIVE facilities located in Iceland and Sweden, which are located in a cool climate and low energy cost environment may see their advantages decrease.

Company Cryptocurrency Risks

The Company may be required to sell its inventory of cryptocurrency to pay suppliers

The Company may sell its inventory of cryptocurrency to pay necessary expenses, irrespective of then-current cryptocurrency prices. Consequently, the Company's inventory of cryptocurrency may be sold at a time when the price is low, resulting in a negative effect on the Company's profitability.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company's control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company's planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

The Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

The Company competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Company. Market and financial conditions, and other conditions beyond the Company's control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Company's Common Shares and reduce their liquidity.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to HIVE; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of HIVE's current operations and buildout capabilities. Nevertheless, the Company's assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company's expected market share and could adversely impact the Company's profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

The Company's coins may be subject to loss, theft or restriction on access.

There is a risk that some or all of the Company's coins could be lost or stolen. Access to the Company's coins could also be restricted by cybercrime (such as a denial of service ("DDoS") attack) against a service at which the Company maintains a hosted online wallet. Any of these events may adversely affect the operations of the Company and, consequently, its investments and profitability.

The loss or destruction of a private key required to access the Company's digital wallets may be irreversible. The Company's loss of access to its private keys or its experience of a data loss relating to the Company's digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public Blockchain. The Company will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Company will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Company's cryptocurrency inventories could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Company's investments. Incorrectly executed transactions may be the result of computer or human error, despite rigorous controls to prevent such errors.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company's transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Company's coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations.

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company's cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of fifty percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Company.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Company will continue to invest in hardware and equipment at its facilities required for maintaining the Company's mining activities. Should competitors introduce new services/software embodying new technologies, the Company recognizes its hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment. There can be no assurance that mining hardware will be readily available when the need is identified.

Equipment in the HIVE Facilities will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Company searches for replacement equipment to ensure the HIVE Facilities are running smoothly. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers, may have a significant effect on the cryptocurrency industry.

Risks related to insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such may be unavailable or uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

General Risk Factors

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In particular, the Company has a limited history with its mining operations and remains in the early stage of development. The Company is subject to many risks common to venture enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment or meeting other metrics of success.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company's financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company's business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company's long-term viability may be materially and adversely affected.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend on part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of the HIVE Shares or securities convertible into HIVE Shares or the effect, if any, that future issues and sales of the HIVE Shares will have on the price of the HIVE Shares.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company's operations.

Additional Funding Requirements and Dilution

Further acquisitions of additional data centres will require additional capital to fund ongoing operating and capital expenditures, and the Company will require funds to operate as a public company. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. Also, the issuance of additional securities and the exercise of purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become hold shares of the Company.

Loss of Key Employees & Contractors

The Company will depend on a number of key employees and contractors, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Pandemics and COVID-19

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 Virus ("COVID-19") and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of COVID-19 on the Company remain unknown, rapid spread of COVID-19 may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, ability to visit and/or monitor the Company's facilities, results of operations and other factors relevant to the Company.

Conflicts of Interest

Certain of the officers and directors of the Company are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Liquid Market or Securities

Even though currently the Company's Common Shares, which trade on the TSXV, NASDAQ and FSE, have an active and liquid market, there can be no assurance than an active and liquid market for the Common Shares will continue or be maintained.

Dividends

To date, the Company has not paid any dividends on its outstanding securities and the Company does not expect to do so in the foreseeable future. Any decision to pay dividends on the Company's Common Shares will be made by the Board of Directors.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has not entered into any derivative contracts to manage this risk. The Company will be exposed to interest rate changes on its investments that are expected to pay interest, and any credit facilities it may have that bear interest at a floating rate. Changes in the prime lending rate would affect earnings and could adversely affect the Company's profitability.

Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations.  Cryptocurrencies are generally sold in U.S. dollars and the Company's costs are incurred principally in Canadian dollars as well as other foreign currencies.  The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company's shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company's control nor be a reflection of the Company's actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward Looking Statements

Statements contained in this AIF that are not historical facts, but rather are forward looking statements involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

DIVIDENDS AND DISTRIBUTIONS

Although not restricted from doing so, the Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Board based upon, among other things, cash flow, the results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As at March 31, 2021, there were 367,712,036 Common Shares and nil preferred shares issued and outstanding.  As of the date hereof, there are 384,342,813 Common Shares and nil preferred shares issued and outstanding.

The holders of the Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the Company's shareholders and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the Company's Common Shares. The Company's shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of the Common Shares are entitled to receive, on a pro rata basis, such dividends if, as and when declared by the Company's board of directors.

In the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of the Company available for distribution, after the payment of debts and other liabilities.

The Common Shares do not have attached to them any conversion, exchange rights, exercise, redemption or retraction provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the: (i) TSXV under the symbol "HIVE"; (ii) NASDAQ under the symbol "HIVE"; and (iii) FSE under the symbol "HBF". The Common Shares traded on the OTCQX until June 30, 2021, and on July 1, 2021, HIVE's Common Shares began trading on the NASDAQ.

The following table sets out the price range and trading volume for the Common Shares, as reported by the TSXV, for each month since the beginning of the Company's most recently completed financial year:

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
September 1 to 22, 2021	4.70	3.20	38,751,721
August, 2021	4.05	3.35	45,648,100
July, 2021	3.90	2.38	44,983,434
June, 2021	3.95	2.54	53,528,649
May, 2021	4.76	2.41	73,301,966
April, 2021	5.50	3.23	70,475,887
March, 2021	6.27	3.26	105,493,929
February, 2021	7.25	2.30	173,241,252
January, 2021	3.50	2.22	146,561,254
December, 2020	3.15	1.11	160,943,978

November, 2020	1.26	0.46	110,310,100
October, 2020	0.52	0.34	42,353,900
September, 2020	0.51	0.32	27,850,800
August, 2020	0.58	0.39	55,618,000
July, 2020	0.53	0.30	50,811,300
June, 2020	0.43	0.3	35,768,900
May, 2020	0.47	0.33	56,083,500
April, 2020	0.42	0.17	60,184,700

The following table sets out the price range and trading volume for the Common Shares, as reported by the NASDAQ, for each month since HIVE's Shares were began trading on the NASDAQ:

	Price Range
Month	High (USD$)	Low (USD$)	Volume
September 1 to 22, 2021	3.75	2.59	82,488,511
August, 2021	3.42	2.51	96,187,276
July, 2021	3.30	1.87	70,995,337

The following table sets out the price range and trading volume for the Common Shares, as reported by the OTCQX, for each month since the beginning of the Company's most recently completed financial year until HIVE Shares began trading on the NASDAQ:

	Price Range
Month	High (USD$)	Low (USD$)	Volume
June, 2021	3.20	2.05	39,109,925
May, 2021	3.87	2.00	46,407,082
April, 2021	4.50	2.58	56,420,968
March, 2021	4.96	2.60	81,865,740
February, 2021	5.75	1.79	149,167,688
January, 2021	2.77	1.74	118,197,188
December, 2020	2.48	0.86	130,820,415
November, 2020	0.97	0.30	68,363,600
October, 2020	0.39	0.23	27,935,300
September, 2020	0.39	0.24	19,784,800
August, 2020	0.45	0.29	34,793,600
July, 2020	0.39	0.20	27,110,500
June, 2020	0.32	0.20	15,478,700
May, 2020	0.34	0.23	28,915,900
April, 2020	0.31	0.12	21,407,400

The following table sets out the price range and trading volume for the Common Shares, as reported by the FSE, for each month since the beginning of the Company's most recently completed financial year:

	Price Range
Month	High (€)	Low (€)	Volume
September 1 to 22, 2021	3.24	2.16	440,730
August, 2021	2.89	2.15	618,272

July, 2021	2.76	1.60	755,405
June, 2021	2.31	1.76	802,853
May, 2021	3.24	1.70	815,746
April, 2021	3.66	2.14	807,301
March, 2021	4.07	2.25	1,523,627
February, 2021	4.91	1.50	3,608,665
January, 2021	2.25	1.26	2,893,570
December, 2020	2.02	0.74	2,247,026
November, 2020	0.80	0.29	1,243,638
October, 2020	0.32	0.21	401,754
September, 2020	0.33	0.20	309,966
August, 2020	0.38	0.25	434,542
July, 2020	0.33	0.19	464,153
June, 2020	0.28	0.18	338,000
May, 2020	0.30	0.20	448,551
April, 2020	0.29	0.12	394,654

Prior Sales

During the most recently completed financial year, no securities of the Company that are not listed on the TSXV were issued, except as set forth below.

Grant/Issue Date	Number of Securities Issued or Granted	Type of Security	Issue or exercise price
May 29, 2020(1)	100,000	Options	CAD$0.38
May 29, 2020(2)	100,000	Restricted Share Units ("RSUs")	N/A
December 24, 2020(3)	8,000	Options	CAD$2.16
January 12, 2021(4)	5,000,000	Warrants	CAD$3.00
January 20, 2021(5)	20,000	Options	CAD$2.85
February 11, 2021(6)	10,000	Options	CAD$3.14
February 11, 2021(7)	10,000	RSUs	N/A
February 23, 2021(8)	1,000,000	Options	CAD$5.00
February 23, 2021(9)	200,000	RSUs	N/A

(1) Vesting as to 1/8 every three months and expiring on May 29, 2030.

(2) Each RSU entitles the holder to receive one Common Share, vesting as to ¼ every three months, subject to certain performance criteria.

(3) These options vested immediately and expire on December 24, 2030.

(4) These warrants expire on January 12, 2024.

(5) These options vested immediately and expire on January 20, 2026.

(6) These options vest on December 11, 2021 and expire on February 11, 2026.

(7) Each RSU entitles the holder to receive one Common Share, vesting as to 1/10 every month.

(8) Vesting as to 1/8 every three months and expiring on February 23, 2031.

(9) Each RSU entitles the holder to receive one Common Share, vesting as to 1/8 every three months.

ESCROWED SECURITIES

As at March 31, 2021, no securities of the Company were held in escrow or subject to contractual restrictions.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation during the five (5) preceding years of each person who is a director and/or an executive officer of the Company as at the date hereof.

Name, Province or State and Country of Residence, and Position with the Resulting Issuer(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Frank Holmes(3),(4),(5) Texas, USA Executive Chairman, Director, Interim Chief Executive Officer	Chief Executive Officer and Chief Investment Officer of U.S. Global Investors, Inc..	August 23, 2017	570,000 or 0.15%
Tobias Ebel Munich, Germany Director	Self-employed lawyer; Managing
	Director of Logos Fund since January 2017; former Director of Real I.S. from September 2016 to January 2017; former Director of UniCredit Bank from February 2013 to September 2016.	August 23, 2017	250,000 or 0.07%
Marcus New(3) British Columbia, Canada Director	CEO of InvestX Capital & Managing Partner of InvestX Master GP1. Former CEO of Stockhouse Publishing.	March 25, 2018	294,500 or 0.08%
Darcy Daubaras British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company from October 2018 to present; Senior Finance Consultant of FinancialCAD Corporation from April 2016 to September 2018; Finance Manager of Exeter Resource Corporation from June 2008 to July 2015.	October 1, 2018	138,500 or 0.04%
Dave Perrill(3),(4) Minnesota, USA Director	Founder and CEO of Compute North LLC.	October 21, 2019	312,500 or 0.08%

Name, Province or State and Country of Residence, and Position with the Resulting Issuer(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Ian Mann Warwick, Bermuda Director	President and a Director of HIVE Digital Data Ltd., an administrative arm of HIVE from December 2019 to present; President of Meridian Fund Managers Ltd. from November 2003 to July 2019.	June 1, 2020	75,000 or 0.00%
Aydin Kilic British Columbia, Canada President & Chief Operating Officer	President & Chief Operating Officer of the Company from August 2021 to present. Founder and CEO, Fortress Technologies Inc. November 2017- September 2021	August 17, 2021	7,500 or 0.00%

Notes:

(1)

The information as to place of residence, principal occupation and number of Common Shares beneficially owned or over which a director or officer of the Company exercises control or direction, is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers of the Company.

(2)	Based on 384,342,813 issued and outstanding Common Shares of the Company, as of the date hereof.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Governance Committee.

Directors are elected at each annual meeting of the Company's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,648,000 Common Shares, representing 0.43% of the total number of Common Shares outstanding before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Biographies of Directors and Officers

Frank Holmes, Executive Chairman, Director, and Interim Chief Executive Officer

Mr. Holmes is chief executive and chief investment officer at U.S. Global Investors, Inc., which specializes in natural resources and emerging markets investing. As chief investment officer at U.S. Global, he oversees an investment team whose mutual funds have won more than two dozen Lipper Fund Awards and certificates since 2000. Mr. Holmes was named 2006 Mining Fund Manager of the Year by Mining Journal. He is co-author of the book The Goldwatcher: Demystifying Gold Investing and has written investment articles for investment-focused publications. Mr. Holmes is also a regular contributor to a number of investor-education websites. Mr. Holmes holds a bachelor's degree in economics from the University of Western Ontario. He also served as the President and Chairman of the Toronto Society of the Investment Dealers Association.

Tobias Ebel, Director

Mr. Ebel has more than ten years of professional experience in the funds industry and is a specialist lawyer for legal, regulatory, tax, accounting, and structuring aspects of investment funds. Mr. Ebel worked as a legal and tax advisor in a top law firm in Berlin from 2004 to 2010, specializing in the area of closed-end funds, focusing particularly on private equity, venture capital, and real estate funds. Mr. Ebel is also a managing partner of Logos Fund.

Marcus New, Director

Mr. New is an entrepreneur who has been involved in building a number of businesses disrupting the capital markets over the past twenty years. He is the founder and chairman (and previously the Chief Executive Officer) of Stockhouse Publishing, Canada's leading financial community and a global hub for affluent investors, with over one million unique monthly visitors. Prior to launching Stockhouse, Mr. New founded and built Stockgroup Media, an online information company whose client base consisted of thirteen of the top twenty-five Canadian brokerage firms, fourteen of the top fifteen global institutional sales desks, and over two-hundred hedge funds. In 2014, Mr. New became Chairman of Stockhouse to become Chief Entrepreneur of InvestX Capital Ltd., the first cross border global online private equity and venture capital platform. Mr. New has a bachelor's degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.

Darcy Daubaras, Chief Financial Officer

Mr. Daubaras brings over twenty years of experience in corporate accounting and public company service. Prior to joining HIVE, Darcy was a member of the executive team at FinancialCAD Corporation. Mr. Daubaras has previously served as the Chief Financial Officer for Canadian listed public companies as well as serving as the Director of Corporate Accounting with Mercer International. Darcy was awarded a CPA, CA designation from the Chartered Professional Accountants of British Columbia as well as being awarded a CPA designation in Illinois and has experience with Sarbanes-Oxley. He received a Bachelor of Commerce from the University of Victoria.

Aydin Kilic, Chief Operating Officer

Mr. Kilic has a twenty-year career as an entrepreneur and electrical engineer with expertise in cryptocurrency, capital markets, real-estate development and scientific research. Mr. Kilic founded Fortress Blockchain Corp. in 2017 a Canadian public company in the blockchain industry mining BTC. Mr. Kilic has a degree in Engineering Sciences (Honours) from Simon Fraser University and brings deep experiences in the Bitcoin mining ecosystem. Mr. Kilic has led real-estate development projects valued at over CAD$150 million through large re-zoning and permitting processes. Furthermore, he has secured over $100 million in project and construction financings from Canadian banks, in additional to overseeing the successful acquisition of over $100 million of real property transactions. Prior to this, Mr. Kilic worked as a radio frequency (RF) engineer at Sierra Wireless, where he conducted research in electromagnetic science and worked in product development of company broadband antennas for wireless wide area network (WWAN) cellular devices.

Dave Perrill, Director

Mr. Perrill is the founder and Chief Executive Officer of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. Mr. Perrill has extensive experience in networking, data centre engineering, software, and security. He holds a Bachelor of Science in Management Information Systems and a Master of Business Administration in Finance from the University of Minnesota.

Ian Mann, Director

Mr. Mann has been the President and a Director of HIVE Digital Data Ltd., an administrative arm of HIVE, since December, 2019. Prior to joining HIVE, from November 2003 to July 2019, Mr. Mann was the President of Meridian Fund Managers Ltd., a British Virgin Islands registered fund manager with two alternative investment funds primarily investing in mining and oil and gas companies. Prior to that, Mr. Mann held senior management and partner positions with several Bermuda companies. Mr. Mann holds a Bachelor of Arts, Honors Business Administration degree from the University of Western Ontario.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of your company to affect materially the control of the Company is, as at the date of the AIF, or has been within the 10 years before the date of the AIF:

(a) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Marcus New, was Chief Executive Officer and a director of Invictus Financial Inc. ("Invictus") when the securities of Invictus were cease traded by the BCSC on September 6, 2016, for failing to file certain financial statements and management's discussion and analysis, which cease trade order was revoked on September 10, 2016.

Marcus New, was Chief Executive Officer and a director of Invictus when the securities of Invictus were cease traded by the BCSC on December 8, 2011 and by the Alberta Securities Commission on March 9, 2012, for failing to file certain financial statements and management's discussion and analysis, which cease trade orders were revoked on June 26 and 28, 2013 respectively.

Each of Frank Holmes, Olivier Roussy Newton, Tobias Ebel, and Marcus New were directors of the Company (Frank Holmes Interim Executive Chairman and Olivier Roussy Newton Interim President) during a management cease trade order issued by the BCSC on July 30, 2019, in connection with the late filing of the Company's March 31, 2019 annual financial statements and management's discussion and analysis, which cease trade order was revoked on October 8, 2019 upon the filing of the relevant financial statements and management's discussion and analysis.

Each of Frank Holmes, Tobias Ebel, Marcus New, Dave Perrill, and Ian Mann are directors of the Company (Frank Holmes, Executive Chairman) and subject to a management cease trade order issued by the BCSC on July 29, 2021, in connection with the late filing of the Company's March 31, 2021 annual financial statements and management's discussion and analysis. It is expected that the cease trade order will be revoked by the BCSC following the filing of the relevant financial statements and management's discussion and analysis.

Conflicts of Interest

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See "RISK FACTORS - General Risk Factors - Conflicts of Interest".

Conflicts of interest will be subject to, and will be resolved in accordance with, the procedures and remedies under the BCBCA.

AUDIT COMMITTEE DISCLOSURE

The complete text of the Audit Committee Charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The current members of the Audit Committee are Marcus New, Frank Holmes and Dave Perrill. Marcus New and Dave Perrill are independent members of the Audit Committee within the meaning of NI 52-110. Frank Holmes, by virtue of his position as Executive Chairman of the Corporation, is currently not considered independent within the meaning of NI 52-110.

Relevant Education and Experience

All of the members of the Company's Audit Committee are financially literate as that term is defined in NI 52- 110. All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Marcus New

Marcus New has been a director and a member of the audit committees for a number of technology reporting issuers for more than twenty years. He is registered as the UDP and Chief Compliance Officer for a registrant - InvestX Financial (Canada) Ltd., an exempt market dealer. He is a registered dealing representative in British Columbia, Alberta, Ontario, and Quebec. Mr. New is also a general partner in a private equity firm focused on technology companies - InvestX Master GP1 Ltd. He holds a Bachelor of Arts degree in Business from Trinity Western University.

Frank Holmes

Frank Holmes' experience as CEO and Chief Investment Officer of U.S. Global Investors, Inc., roles in which he currently serves, has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting. Mr. Holmes served on the TSX listing committee in the 1980s and has over forty years of experience as a research analyst, and in mining law, corporate finance and international business transactions and practices. Since 1989, Mr. Holmes has served as a director and/or officer of U.S. Global Investors, Inc., a U.S. public company operating in the financial sector and U.S. Global Investors Funds. He has previous experience as an audit committee member and holds a Bachelor of Arts degree in Economics and Science from the University of Western Ontario.

Dave Perrill

Dave Perrill is the founder and CEO of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining, and the broader high-performance computing space. Previously, he founded and subsequently sold two technology companies, including an Internet service and managed security provider, which was acquired by Trustwave Holdings, Inc. in 2013. Mr. Perrill has extensive experience in networking, data centre engineering, software, and security. He holds a Bachelor of Science degree in Management Information Systems and a Master of Business Administration degree in finance from the University of Minnesota.

Reliance on Certain Exemptions

The Corporation is not relying on any exemptions of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation's financial year ended March 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

External Auditor Service Fees

	Year Ended 2021	Year Ended 2020
Audit fees	CAD$250,000	CAD$192,824
Audit related fees(1)	CAD$50,610	Nil
Tax fees	Nil	Nil
All other fees(2)	CAD$30,366	Nil
Total fees:	CAD$330,976	CAD$192,824

Notes:

(1)	This amount represents fees for interim reviews.
(2)	This amount represents fees for valuation analysis support.

PROMOTERS

HIVE has not had any promoters within the past two years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than this employee dispute and the Genesis Dispute, neither during the financial year ended March 31, 2021, nor as of the date hereof, has the Company been party to, nor have its assets been the subject of, any legal proceeding that involves a claim of damages in excess of ten percent of the Company's assets, nor does the Company know of any such legal proceedings to be contemplated. See "Fiscal 2020 - Genesis Dispute and Settlement".

Regulatory Actions

Neither during the financial year ended March 31, 2021, nor as of the date hereof, has the Company: (i) been subject to any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority or any penalty or sanction imposed by a court or regulatory body against the Company that would likely to be considered important to a reasonable investor in making an investment decision; or (ii) entered into any settlement agreement relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described under the section "GENERAL DEVELOPMENT OF THE BUSINESS - Partnership with Genesis" in this AIF, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The auditors of the Company are Davidson & Company LLP, at its offices located at 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date hereof, other than in the ordinary course of business, are as follows:

1. Cryptologic SPA pursuant to which the Company acquired the Lachute Facility.

2. Genesis Settlement Agreement pursuant to which on June 26, 2019, the Company and Genesis entered into a settlement which resolved the Genesis Dispute.

Copies of the above material contracts are available under the Company's profile on the SEDAR website as www.sedar.com.

INTERESTS OF EXPERTS

Names of Experts

Following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described, included or referred to in a filing made under NI 51-102 by the Company during or relating to Fiscal 2020 and whose profession or business gives authority to such report, valuation, statement or opinion:

  Davidson & Company LLP are the independent auditors of the Company and have provided an auditor's report in respect of the financial statements for the years ended March 31, 2021 and 2020. Davidson & Company LLP confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Interests of Experts

Davidson & Company LLP does not beneficially own, directly or indirectly, any securities; nor does it have any interest in the property of the Company, and neither Davidson & Company LLP nor any of its directors, officers or employees is, or expects to be, elected, appointed or employed as a director, officer or employee of the Company or its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com, or on the Company's website at www.hiveblockchain.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated November 12, 2020, which is available on SEDAR at www.sedar.com. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2021.

Schedule "A"
Audit Committee Charter

THE AUDIT COMMITTEE'S CHARTER (the "Charter")

Purpose

The overall purpose of the audit committee (the "Audit Committee") of HIVE Blockchain Technologies Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Company's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors. The Audit Committee will monitor the independence and performance of the Company's independent auditors.

Composition, procedures and organization

(1) The Audit Committee shall consist of at least three (3) members of the Board.

(2) At least two (2) members of the Audit Committee shall be independent and the Audit Committee shall endeavour to appoint a majority of independent directors to the Audit Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Audit Committee members' independent judgment. At least one (1) member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4) Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Audit Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Audit Committee shall be conducted as follows:

(a) the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee. The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. The Audit Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and responsibilities

(1) The overall duties and responsibilities of the Audit Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C. adequacy of the Company's financial and auditing personnel;

D. co-operation received from the Company's personnel during the audit;

E. internal resources used;

F. significant transactions outside of the normal business of the Company;

G. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Audit Committee is also charged with the responsibility to:

(a) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

A. the annual report to shareholders;

B. the annual information form, if required;

C. annual and interim management's discussion and analysis;

D. prospectuses;

E. news releases discussing financial results of the Company; and

F. other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Audit Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Audit Committee; and

(c) to communicate directly with the internal and external auditors.

Review, amendment, and modification of charter

The Audit Committee shall review and reassess the adequacy of this Charter periodically as it deems appropriate.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.